Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel: (212) 476-9000

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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

NEW YORK, NY, January 10, 2017 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) announced today the preliminary results of its tender offer.  The tender offer, which expired at 12:00 midnight, New York City time, on January 10, 2017 (one minute after 11:59 P.M., New York City time, on January 9, 2017) was oversubscribed.  Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by tendering stockholders and the terms of the Offer to Purchase (after taking into account “odd lots” and with appropriate adjustment to avoid purchase of fractional shares of common stock).

Based on preliminary information, 22,553,340.1997 shares of common stock were tendered, including 894,089 shares that were tendered through notice of guaranteed delivery.  The Fund currently expects that it will announce the final results of the tender offer after the expiration of the period for delivering shares tendered by guaranteed delivery.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is more than 1,900 professionals and the company was named by Pensions & Investments as a Best Place to Work in Money Management for four consecutive years.  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $255 billion in client assets as of September 30, 2016.  For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.